1333 West Loop South, Suite 1700
Houston, TX 77027
Tel   713.513.3300
www.c-a-m.com

August 20, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-4628

Re:	Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 26, 2010
Definitive Proxy Statement filed March 23, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 filed May 3, 2010
Response Letter Dated June 9, 2010
File No. 1-13884

Dear Mr. Schwall:

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2010.  For your convenience, the comments provided by the Staff have been included in the letter preceding each of our responses.  References to “we,” “us,” “our” and the “Company” herein refer to Cameron International Corporation.

General

SEC comment –

1.	We note your response to prior comment 12 regarding the Deepwater Horizon incident, and we have the following additional comments:

•
Discuss in further detail the warranties, express or implied, included in the 1999 contract covering the purchase and sale of the BOP.  State when each specific warranty expired or if there is any lingering obligation.

Response of management –

The following is a description of the warranty provisions of the contract  dated as of October 11, 1999, by and between R&B Falcon Drilling, later acquired by Transocean, and Cameron containing the terms and conditions applicable to the Purchase Orders for the BOP stack and controls for the rig Deepwater Horizon (the “1999 Contract”):

➢	The warranty provisions in the 1999 Contract provide that the BOP stack and controls would, upon delivery,

1.	meet all applicable standards and otherwise comply with all applicable laws and regulations, and

2.	be free of defects of material and workmanship for a period of 12 months from installation or 18 months from shipment, whichever period expired earlier.

➢	Warranty liability was limited to repair, replacement or refund.

➢
The warranties given were expressly inapplicable to “failures of products which have been … altered by anyone other than an authorized representative of Seller, failures due to lack of compliance with recommended maintenance procedures or products which have been repaired or altered in such a way … as to affect the products adversely”.

➢
The warranties provided were expressly exclusive, and all other warranties, whether “EXPRESS, STATUTORY OR IMPLIED, INCLUDING THE WARRANTY OF MERCHANTABILITY AND FITNESS FOR PARTICULAR PURPOSE” were disclaimed.

These warranties have expired pursuant to their terms no later than 2002.  All implied warranties were disclaimed.

SEC comment –

•	Supplementally provide us with a copy of the 1999 contract.

Response of management –

A copy of the 1999 Contract is being provided under separate cover.

SEC comment –

•
Describe the general nature of the services that you offer customers related to the operation, service, and maintenance of your BOPs in the deepwater environment.  Specifically describe any such services that were performed by you, or on your behalf, to the Deepwater Horizon and its BOP.

Response of management –

Cameron has the capability and offers to provide full aftermarket service and repairs for the drilling equipment we manufacture.  Our customers decide if they want Cameron to manage and provide all service and repairs, or provide service and repairs only on an a la carte basis at their request, or have service and repairs done by themselves and/or others.

The owner of the Deepwater Horizon, Transocean, retained responsibility for the service and repair of its BOP stack and controls.  Transocean, itself, performed service and repairs to the BOP stack and controls, and did request service, repairs and spare parts from Cameron from time to time during the life of the rig, as we understand it did from other service providers.  The service, repairs and spare parts were provided under a Master Service Contract dated September 19, 2000, and amended on September 27, 2000, which set out the terms and conditions pursuant to which such services were to be rendered, but which did not require Transocean to use Cameron for such service or Cameron to perform any services requested.  The warranty provisions in the Master Services Agreement are identical to those in the 1999 Contract except that the warranty period for repair work is one year from completion of repairs.  A copy of the Master Service Agreement is being provided along with the 1999 Contract.

SEC comment –

•
We note that, fortunately, there were no Cameron employees, contractors, or property aboard the Deepwater Horizon at the time of the incident.  Describe the most recent time that you, or anyone on your behalf, performed any services relating to the Deepwater Horizon and its BOP.  Explain the specific nature of such services.

Response of management –

The last time that Cameron employees performed services relating to the Deepwater Horizon BOP was in March, 2010.  Transocean sent a set of Super Shear Bonnets for the casing shear rams on the rig to Cameron’s Thomas Road facility. The records indicate that these Super Shear Bonnets had not been sent back to the rig prior to April 20, 2010.

Form 10-K

SEC comment –

2.
We note your response to prior comment 3 that your disclosure will continue to evolve and that you will add a separate discussion on the topic of deepwater markets and your participation therein in future filings.  Please provide us the content of this future “separate discussion.”  Tell us whether you will also expand the “Overview” section of your MD&A to address this topic.

Response of management –

The Company will continue to comment in future filings about our exposure to deepwater markets and will continue to provide information to investors that the Company believes is relevant and important from an investor’s standpoint. As an example, we intend to add the following language in our “Overview” section at the beginning of Part II, Item 6, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our upcoming Form 10-K for the year ending December 31, 2010:

Based upon the Company’s broad portfolio of products, the Company has a significant presence in the offshore oil and gas drilling, production and infrastructure market.  Cameron is able to provide BOPs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the offshore market.  Approximately [xx%] of the Company’s 2010 revenues is derived from this market.

Proxy Statement Filed March 23, 2010

Compensation Discussion and Analysis, page 16

Annual Incentives, page 22

SEC comment –

3.
We note your response to prior comment 9 and reissue it in part.  Please provide the actual performance achieved for the corporate EPS and cash flow performance objectives.  For example, while the table on page 24 discloses a 128.65% EPS performance achievement against EPS performance objectives, disclose the actual EPS achieved.

Response of management –

The actual performance for Corporate EPS and cash flow achieved in accordance with the provisions of the MICP plan was $2.38 per share, versus a disclosed target of between $1.76 and $1.94 per share, and $373 million versus a disclosed target of between $190 million and $210 million, respectively.

EPS was calculated in accordance with the methodology set forth in the section entitled “2009 Performance Objectives” on page 22 of the Proxy Statement.

In future filings we will disclose the actual performance levels achieved by Corporate.

Closing Comments

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above referenced filings.  We also understand that SEC Staff comments or changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking any actions with respect to the above referenced filings.  We also understand that Cameron may not assert SEC Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3330 if you have any questions.

Sincerely,

/s/ Charles M. Sledge
Charles M. Sledge
Senior Vice President, Chief Financial Officer

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